Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 4 DATED AUGUST 5, 2008

TO THE PROSPECTUS DATED APRIL 22, 2008

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2008, supplement no. 1 dated May 30, 2008, supplement no. 2 dated June 30, 2008 and supplement no. 3 dated July 15, 2008. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	liquidity events of other public KBS-sponsored programs;

•	the execution of an agreement to purchase four four-story office buildings containing 564,304 rentable square feet in Florham Park, New Jersey;

•	the acquisition and related financing of a four-story office building containing 134,980 rentable square feet in Basking Ridge, New Jersey; and

•	a clarification with respect to investments by qualified accounts.

Liquidity Events of Other Public KBS-Sponsored Programs

Our sponsors, Peter M. Bren, Charles J. Schreiber, Jr., Peter McMillan III and Keith D. Hall, have sponsored one other public real estate program, KBS Real Estate Investment Trust, Inc., which we refer to as KBS REIT I. KBS REIT I launched its initial public offering on January 27, 2006 and ceased offering shares in its primary public offering on May 30, 2008. The KBS REIT I prospectus discloses that KBS REIT I will seek to list its shares of common stock if and when its independent directors believe listing would be in the best interests of its stockholders. To date, the independent directors have not made such a determination. If KBS REIT I does not list its shares of common stock on a national securities exchange by November 2012, its charter requires that KBS REIT I either (i) seek stockholder approval of the liquidation of the company or (ii) if a majority of its conflicts committee determines that liquidation is not then in the best interests of the stockholders, postpone the decision of whether to liquidate the company. As we have not reached November 2012, none of the actions described in (i) or (ii) above have occurred.

If a majority of its conflicts committee does determine that liquidation is not then in the best interests of KBS REIT I’s stockholders, its charter requires that the conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS REIT I sought and failed to obtain stockholder approval of its liquidation, the KBS REIT I charter would not require KBS REIT I to list or liquidate, and KBS REIT I could continue to operate as before. If KBS REIT I sought and obtained stockholder approval of its liquidation, KBS REIT I would begin an orderly sale of its properties and other assets. The precise timing of such sales would take account of the prevailing real estate and financial markets, the economic conditions in the submarkets where its properties are located and the federal income tax consequences to the stockholders. In making the decision to apply for listing of its shares, KBS REIT I’s directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.

Purchase and Sale Agreement for 300-600 Park Avenue Buildings

On July 31, 2008, we, through an indirect wholly owned subsidiary, entered into an agreement with Park Avenue Realty Holding Company, Inc. to purchase four four-story office buildings containing 564,304 rentable square feet (the “300-600 Park Avenue Buildings”) as one of our initial investments. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The seller is not affiliated with us or our advisor.

The purchase price of the 300-600 Park Avenue Buildings is approximately $184.3 million plus closing costs. We would fund the purchase of the 300-600 Park Avenue Buildings with proceeds from a loan from an unaffiliated lender and with proceeds from this offering. We are currently negotiating the terms of the loan.

The 300-600 Park Avenue Buildings are located at 300, 400, 500 and 600 Campus Drive in Florham Park, New Jersey on an approximate 64.80-acre parcel of land. The 300-600 Park Avenue Buildings were built between 1997 and 1999 and are currently 100% leased to 12 tenants, including PricewaterhouseCoopers LLP (35%), McKinsey & Company, Inc. United States (18%) and Drinker Biddle & Reath LLP (17%).

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $5.5 million of earnest money.

Acquisition and Related Financing of Mountain View Corporate Center

On July 30, 2008, we, through an indirect wholly owned subsidiary, purchased a four-story office building containing 134,980 rentable square feet (“Mountain View Corporate Center”) from Mountainview Realty Holding Company, which is not affiliated with us or our advisor. Mountain View Corporate Center is located at 120 Mountain View Boulevard in Basking Ridge, New Jersey on an approximate 21.44-acre parcel of land of which approximately 13.46 acres are designated as conservation land that is not available for commercial use.

The purchase price of Mountain View Corporate Center was approximately $30.0 million plus closing costs. The acquisition was funded with proceeds from the loan described below and proceeds from this offering.

In connection with the acquisition of Mountain View Corporate Center, we entered into a six-month bridge loan facility with a financial institution for approximately $13.5 million secured by Mountain View Corporate Center (the “Mountain View Corporate Center Mortgage Loan”). As of July 30, 2008, $9.5 million had been disbursed to us and $4.0 million is available for future disbursement for our general cash management requirements, subject to certain conditions set forth in the loan agreement. The Mountain View Corporate Center Mortgage Loan matures on January 30, 2009, with an option to extend the maturity date to April 30, 2009, and bears interest at a variable rate of 225 basis points over 30-day LIBOR for the term of the loan. If we repay the Mountain View Corporate Center Mortgage Loan, in whole or in part, on or before October 30, 2008, we must pay the lender an exit fee in an amount equal to 0.25% of the amount being repaid. Repayments made after October 30, 2008 will not incur an exit fee. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment.

Mountain View Corporate Center was built in 2001 and is currently 96% leased to three tenants: Barnes & Noble College Booksellers, Inc. (55%), Carroll McNulty & Kull LLC (28%), and Wells Fargo Bank, N.A. (13%). Barnes & Noble College Booksellers, Inc. is a privately held company, headquartered at Mountain View Corporate Center that operates bookstores at more than 500 colleges and universities. Barnes & Noble College Booksellers, Inc. is not a subsidiary of Barnes & Noble, Inc., although the chairman of Barnes & Noble, Inc. owns a controlling interest in the company. Carroll McNulty & Kull LLC is a full service law firm offering services to corporate as well as individual clients. Wells Fargo Bank N.A. is a diversified financial services company providing banking, insurance, investment, mortgage and consumer finance services through approximately 6,000 retail locations and the internet across the United States and internationally.

The current aggregate annual base rent for the tenants of Mountain View Corporate Center is approximately $3.5 million. As of July 2008, the current weighted-average remaining lease term for the current tenants of Mountain View Corporate Center is approximately 6.5 years. The Barnes & Noble College Booksellers’ lease expires on September 30, 2014, and the average annual rental rate for the Barnes & Noble College Booksellers’ lease over the lease term is $29.72 per square foot. Barnes & Noble College Booksellers has the right, at its option, to extend the initial term of its lease for one additional five-year period. The Carroll McNulty & Kull lease expires on December 31, 2012, and the average annual rental rate for the Carroll McNulty & Kull lease over the lease term is $31.74 per square foot. Carroll McNulty & Kull has the right, at its option, to extend the initial term of its lease for two additional four-year periods. The Wells Fargo Bank lease expires on April 30, 2017, and the average annual rental rate for the Wells Fargo Bank lease over the lease term is $30.78 per square foot. Wells Fargo Bank has the right, at its option, to extend the initial term of its lease by two additional five-year periods. Wells Fargo Bank also has the one-time right, at its option, to terminate the lease effective February 12, 2014, with 12-months notice and upon payment of a termination fee.

We do not intend to make significant renovations or improvements to Mountain View Corporate Center. Our management believes that Mountain View Corporate Center is adequately insured.

Clarification with Respect to Investments by Qualified Accounts

Funds from qualified accounts will be accepted if received in installments that together meet the minimum or subsequent investment amount, as applicable, so long as the total subscription amount was indicated on the subscription agreement and all funds are received within a 90-day period.

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